UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE

Mail Stop 5546
								May 17, 2006

Via Facsimile (704) 752 7436 and US Mail

Christopher J. Kearney
President and CEO
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277

	Re:	SPX Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 16, 2005
      Response Letter Dated April 4, 2006
 		File No. 1-6948

Dear Mr. Kearney:

      We have reviewed your response letter dated April 4, 2006 and have the following comment. Please be as detailed as necessary in your response. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed your response of April 4, 2006. Please describe for us the uses made of the products sold into Iran by your non-U.S.
subsidiaries. Describe the types of products sold into Iran by your non-U.S. subsidiaries other than EAR 99 goods. Address specifically whether any of those products are sold to entities owned or controlled by the Iranian government, and whether any have potential military application. If your products are used for military purposes, have potential military application or are sold to entities owned or controlled by the Iranian government, please expand your qualitative materiality analysis to address such factors.




      Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.


      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
Christopher J. Kearney
SPX Corporation
May 17, 2006
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